SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 4) *

vFINANCE, INC.
(f/k/a vFinance.com, Inc.)
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

92553T104
(CUSIP Number)

Leslie J. Croland, P.A.
Edwards Angell Palmer & Dodge LLP
350 East Las Olas Boulevard, Suite 1150
Ft. Lauderdale, Florida 33301-4215
(954) 727-2600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 7, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See§ 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

___________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 92553T104	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY) Leonard J. Sokolow
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES	7	SOLE VOTING POWER 6,758,010
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON	9	SOLE DISPOSITIVE POWER 6,758,010
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,758,010
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.05%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) is hereby filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended, and amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on March 7, 1994 (the “Original 13D”) on behalf of Leonard J. Sokolow (the “Reporting Person”), as amended by Amendment No. 1 filed with the Commission on February 16, 1995 (“Amendment No. 1”), Amendment No. 2 filed with the Commission on February 14, 2002 (“Amendment No. 2”) and Amendment No. 3 filed with the Commission on January 27, 2004 (together with the Original 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 4, the “Schedule 13D Filing”) with respect to vFinance, Inc. (the “Issuer”), a Delaware corporation formerly known as “vFinance.com, Inc.” and, prior to that, “Peachtree FiberOptics, Inc.”

Item 4 of the Schedule 13D Filing is hereby amended and supplemented as follows:

Item 4.       Purpose of Transaction.

Merger Agreement

On November 7, 2007, National Holdings Corporation (“National”), vFin Acquisition Corporation (“Merger Sub”), a wholly-owned subsidiary of National, and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”). Under the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Issuer (the “Merger”), and the Issuer will continue as a surviving corporation of the Merger and as a wholly-owned subsidiary of National.

Pursuant to the Merger Agreement, upon the closing of the Merger, each share of common stock of the Issuer outstanding immediately prior to the closing of the Merger (other than shares held by National or the Issuer or any stockholders of the Issuer who properly exercised dissenters’ rights under Delaware law) will automatically be converted into the right to receive 0.14 shares of National common stock, plus any cash in lieu of fractional shares of National common stock.

Completion of the Merger is subject to various customary conditions, including, among others, (i) requisite approvals of the Issuer’s stockholders, (ii) completion by National of a private placement of equity securities resulting in gross proceeds of at least $3 million, (iii) effectiveness of the registration statement for the National securities to be issued in the Merger, (iv) absence of any suit, proceeding or investigation challenging or seeking to restrain or prohibit the Merger and (v) and FINRA and any other applicable regulatory approvals.

Voting Agreement

In connection with the Merger Agreement, National and Merger Sub have entered into a voting agreement (the “Voting Agreement”) with Leonard J. Sokolow and Dennis De Marchena. As of November 7, 2007, Mr. Sokolow owned approximately 10.7% of the Issuer’s outstanding shares of common stock and, to Mr. Sokolow’s knowledge, Mr. De Marchena owned approximately 9.9% of the Issuer’s outstanding shares of common stock. Pursuant to the Voting Agreement, Mr. Sokolow has agreed to vote all of his shares (the “Sokolow Shares”) and Mr. De Marchena has agreed to vote 2,000,000 of his shares (together with the Sokolow Shares, the “Covered Shares”) in favor of the Merger and against any transaction or other action that would interfere with the Merger. In addition, the Reporting Person and Mr. De Marchena granted Mark Goldwasser and Robert Daskal, officers of National, an irrevocable proxy to vote the Covered Shares as indicated above.

The Reporting Person and Mr. De Marchena also agreed to not transfer any of the Covered Shares or grant any proxies or powers of attorney with respect to the Covered Shares in contravention of the obligations under the Voting Agreement, or subject any of the Covered Shares to any pledges, liens or other encumbrances or arrangements. The Voting Agreement terminates on the earliest to occur of (i) mutual consent of the parties, (ii) termination of the Merger Agreement in accordance with its terms and (iii) the closing of the Merger.

Except as set forth in this Item 4, the Reporting Person does not have any plans or proposals which relate to or would result in any of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D.

The foregoing summary of the Voting Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Voting Agreement, which is attached hereto as Exhibit 1 and is incorporated herein by reference.

Item 5 of the Schedule 13D Filing is hereby amended and supplemented as follows:

Item 5.  Interest in Securities of the Issuer.

(a) The following table sets forth the aggregate number of shares of common stock, par value $0.01 per share, of the Issuer that the
       Reporting Person beneficially owned as of November 7, 2007 and the percent of the class of such shares believed to be outstanding.

Name	No. of Shares Owned			Percent of Class (2)
	Directly (1)	Indirectly	Total

Leonard J. Sokolow	6,758,010	--	6,758,010	12.05%

(1)
Includes 5,883,010 shares of common stock of the Issuer issued in the names of Mr. Sokolow and his wife, and 750,000 and 500,000 shares of common stock of the Issuer issuable upon exercise of options at a price of $0.155 and $0.21 per share, respectively, which options are exercisable within 60 days of November 7, 2007.

(2)
Based on 54,829,876 shares of common stock of the Issuer, which the Reporting Person believes to be the approximate number of shares of common stock of the Issuer outstanding on November 7, 2007. The percentage is rounded to the nearest 1/100 percent.

(b) Except for the grant of a proxy to vote his shares pursuant to the terms of the Voting Agreement, the Reporting Person has sole voting and dispositive power with respect to the shares of common stock of the Issuer.

(c) The Reporting Person has not effected any transactions in shares of common stock of the Issuer during the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock of the Issuer.

(e) Not applicable.

Item 6 of the Schedule 13D Filing is hereby amended and supplemented as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the Merger Agreement and the Voting Agreement described in Item 4 of this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7 of the Schedule 13D Filing is hereby amended and supplemented as follows:

Item 7.       Material to be Filed as Exhibits.

Exhibit 1	Voting Agreement dated November 7, 2007, by and among National Holdings Corporation, vFin Acquisition Corporation, Leonard J. Sokolow and Dennis De Marchena.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2007
(Date)

/s/ Leonard J. Sokolow
(Signature)

Leonard J. Sokolow
(Name)